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                             March 12, 2024

       Philip D'Ambrosio
       Executive Vice President and Treasurer
       Madison Square Garden Entertainment Corp.
       Two Penn Plaza
       New York, NY 10121

                                                        Re: Madison Square
Garden Entertainment Corp.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            File No. 001-41627

       Dear Philip D'Ambrosio:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted operating income (loss) ("AOI"), page 40

   1. Please tell us how you determined that removing the non-cash portion of arena license fees from MSG Sports in
arriving at adjusted operating income does not substitute
                                                        individually-tailored
recognition and measurement methods for GAAP. Alternatively, no longer include this
adjustment. Refer to Question 100.04 of the Non-GAAP Financial
                                                        Measures Compliance and
Disclosure Interpretations.
       Consolidated and Combined Financial Statements
       Consolidated and Combined Statements of Operations, page F-4

   2. Please tell us your consideration of separately presenting revenues from and direct operating expenses
associated with tangible products, services, and leasing activities on the face of your
statement of operations. Refer to Rules 5-03.1 and 5-03.2 of Regulation
                                                        S-X.
 Philip D'Ambrosio
Madison Square Garden Entertainment Corp.
March 12, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769, if you have any questions.



FirstName LastNamePhilip D'Ambrosio                Sincerely,
Comapany NameMadison Square Garden Entertainment Corp.
                                                   Division of Corporation
Finance
March 12, 2024 Page 2                              Office of Trade & Services
FirstName LastName